UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 7, 2012, Australia Acquisition Corp., a Cayman Islands company (the “Company”), received a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) related to the Company’s Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the SEC on July 17, 2012 (File No. 005-85765).  The Company is preparing responses to the SEC’s comments and will be unable to consummate the tender offer on August 13, 2012, as original proposed. Accordingly, the Company will not close the recently announced business transaction with Harbinger Capital Partners by August 15, 2012.  If the Company’s shareholders approve the proposed amendment to the Company’s Articles of Association and related documents to extend the Termination Date (as defined therein) from August 15, 2012 to November 15, 2012, which will be considered at the shareholders meeting to be held on August 13, 2012, the Company will extend the expiration date of the tender offer to a date not yet determined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer